FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 20, 2003

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and are the following documents:

1.	Registrant's unaudited interim financial statements for the first quarter of 2003, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange.

Interim Consolidated Financial Statements as at March 31, 2003 (Unaudited)

Super-Sol Ltd.

Contents

Page

Director’s Report for the Three Months ended March 31, 2003
Auditors' Review Letter	2
Interim Financial Statements:
Consolidated Balance Sheets	3
Consolidated Statements of Income	4
Statement of Changes in Shareholders' Equity	5
Statements of Cash Flows	6
Notes to Consolidated Financial Statements	8

I

Directors’ Report for the Three Months Ended March 31, 2003

Super-SolLtd.

We are pleased to present the Report of the Board of Directors for the three months ended March 31, 2003 in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970.

A.	The Company and its Business Environment

The Company’s main business is retail marketing of food and other products, in supermarket stores.

The Company’s results of operations are directly impacted by the political, economic and security conditions in Israel. The deterioration in the economic and security conditions in Israel has had a negative effect on the Company’s results of operations. The Company’s results of operations will continue to be impacted by the above.

At the end of the quarter, the Company was operating 171 stores in six supermarket chains:
Super-Sol — 37 stores, Hyper-Netto – 77 stores, Birkat Rachel — 8 stores, Universe Club — 9 stores, Cosmos — 16 stores and Food Warehouses — 24 stores. Net-Sal represents an additional marketing vehicle of the Company. It enables the Company’s customers to place home-delivery orders for supermarket products via the telephone, fax or Internet.

During the first quarter the Company opened two new stores: one store in the Super-Sol format and one store in the Cosmos format to serve the ultra-orthodox community in Bnei-Barak. During the quarter the Company converted two Super-Sol stores to the Hyper-Netto format, two Hyper-Netto stores to the Food Warehouses format and one Hyper-Netto store to the Cosmos format. The Company closed one store in the Food Warehouses format during the quarter.

The overall area of the stores at the end of the quarter is 381,400 sq.m., compared to 379,000 sq.m. at the end of

B.	Operating Results

Percentage changes are calculated based on the Company’s results in NIS thousands.

The first quarter

Revenues for the first quarter of 2003 were NIS 1.59 billion, a decrease of 11.2% compared to NIS 1.79 billion in the first quarter last year. The Company’s same store sales decreased by 14.6% during the quarter compared to the first quarter last year. The decrease in sales is mainly the result of the deepening recession, the real decrease in food prices, the timing of the Passover holiday and the increasing competition in the supermarket sector including the opening of new stores.

The difficult economic situation and the inflationary erosion in salaries and disposable income contributed to the decline in the public’s purchasing power compared to last year. According to the trend data published by the Israeli Central Bureau of Statistics (hereafter – “ICBS”), average wages in real terms during January-February 2003 decreased by 6% compared to the same period last year, and by 9.2% compared to average real wages in 2001.

The increase of 1% in the VAT rate to 18%, that came into effect in June 2002 also contributed to the decrease in sales compared to the same quarter last year.

The Company’s financial statements are adjusted for inflation according to the increase in the Consumer Price Index. On the other hand, actual sales are impacted only by the Food Price Index. During the first quarter of 2003 the Consumer Price Index increased 0.8% while the Food Price Index decreased by 0.2%. According to data published by the ICBS, during the first quarter food prices decreased in real terms, by an average of 0.5% compared to the first quarter last year. This had a negative impact on sales growth.

Furthermore, sales are impacted by the timing of the Passover holiday which began on April 16 this year, therefore the holiday sales will be included in the results for the second quarter. Last year the Passover holiday began on March 27, therefore all of the holiday sales were included in the results for the first quarter of 2002.

Revenues from rentals and operation of shopping malls were NIS 13 million for the first quarter, compared to NIS 19 million in the first quarter last year. The decrease was due to the sale of the Company’s holdings in Avnat Ltd. during the first quarter of 2002.

II

Directors’ Report for the Three Months Ended March 31, 2003

Super-Sol Ltd.

B.	Operating Results (cont’d)

Gross profit was NIS 384 million for the first quarter of 2003, a decrease of 18.8% compared to NIS 473 million in the same quarter last year. Gross margin from total sales was 24.4% for the quarter, compared to 26.7% in the first quarter last year. The decrease in the gross profit margin is the result of the real decrease in food prices subsequent to the deepening recession and the competition in the supermarket sector, the conversion of stores to discount formats, and a decrease of NIS 19 million in supplier discounts in respect of prior years. Gross profit for the first quarter did not include supplier discounts in respect of prior years as the settlement of accounts for 2002 was completed prior to the signing of the financial statements for 2002. On the other hand, gross profit for the first quarter of 2002 included NIS 19 million in discounts received from suppliers in respect of 2001 due to the settlement of accounts for 2001 subsequent to the signing of the financial statements for 2001.

The financial results for the first quarter of the year compared to the first quarter last year were impacted by the increase in the inflation rate. During the quarter the Consumer Price Index rose by 0.8%, compared to 2.4% in the first quarter last year. As a result, and due to the presentation of index-linked financial statements, in the first quarter the inflationary adjustment of the opening balance of the inventory resulted in a decrease of NIS 3 million in gross profit. In the first quarter last year, the inflationary adjustment of the opening balance of the inventory amounted to NIS 10 million.

Operating, selling, general and administrative costs were NIS 401 million during the first quarter, a decrease of 3.0% compared to NIS 413 million during the same quarter last year. The ratio of operating, selling, general and administrative costs to total revenues was 25.2% compared to 23.1% during the same period last year. The decrease in the expenses is attributable primarily to the decrease in salary expenses, net of the effect of the increase in rentals, municipal taxes and depreciation due to the opening of new stores, increased security costs in stores further to the deterioration in the security situation, increased credit card transaction processing fees and the sharp rise in electricity tariffs.

Operating loss for the first quarter was NIS 4 million, compared to operating profit of NIS 79 million in the same period last year. The operating margin (loss) was (0.2)% compared to 4.4% last year.

Financing income, net for the first quarter of 2003 was NIS 2 million, compared to NIS 3 million in the same quarter last year. Financing income, net for the first quarter and for the same quarter last year resulted from a combination of two factors:
(1) The increase in the index during the quarters resulted in the erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net.
(2) The increase in the index in respect of the quarter exceeded the increase in the index to which the long-term liabilities are linked. This reduced financing expenses in respect of long-term bank loans and notes.

During the first quarter of 2003, the Company had other expenses, net of NIS 1 million, compared to other income, net of NIS 25 million in the first quarter of 2002, mainly from a capital gain on the sale of the Company’s holdings in Avnat Ltd.

In the first quarter of 2003 the Company recorded tax income of NIS 1 million due to the recording of a deferred tax benefit. During the same quarter last year the Company recorded a tax expense of NIS 42 million. The effective tax rate (benefit) for the quarter was 25.2%, compared to 38.9% for the same quarter last year, due to the taxes in respect of the sale of the Company’s holding in Avnat Ltd. in the first quarter last year.

The Company’s equity in losses of affiliated company, net for the first quarter last year included an impairment loss of NIS 8 million in respect of the Company’s investment.

The Company’s net loss for the first quarter was NIS 3 million, compared to a profit of NIS 57 million during the same quarter last year.

The Company’s basic and diluted loss per NIS 0.1 par value of shares for the first quarter was NIS 0.02 per share, compared to earnings per share of NIS 0.29 during the same quarter last year.

III

Directors’ Report for the Three Months Ended March 31, 2003

Super-Sol Ltd.

C.	Financial Position, Liquidity and Financing Resources

Cash flows from operating activities

Net cash inflow from operating activities was NIS 126 million in the first quarter of 2003, compared to net cash outflow of NIS 11 million in the same quarter last year. On December 31, 2001 the Company factored credit card payments of NIS 160 million, whereas on March 31, 2002 the Company did not factor such payments due to the obtaining of alternative sources of financing from the issue of notes in the amount of NIS 423 million at the beginning of 2002. As a result, trade receivables increased on March 31, 2002 compared to December 31, 2001. Furthermore, as a result of the timing of the Passover holiday which began in 2002 on March 27, and the sale of purchase vouchers prior to the holiday, receivables in respect of purchase vouchers and deferred income in respect of purchase vouchers included in the balance of other payables, increased significantly as of March 31, 2002. In 2003 the Passover holiday began on April 16, thus the main part of the sale of purchase vouchers took place in April.

Cash flows from investing activities

Net cash outflow from investing activities was NIS 32 million in the first quarter of 2003, compared to NIS 43 million in the same quarter last year.

Cash flows from financing activities

The Company’s net cash outflow from financing activities for the first quarter of 2003 amounted to NIS 67 million, compared to net cash inflow of NIS 289 million for the same quarter last year. The increase was due mainly to the funds of NIS 423 million raised from a private placement of notes to institutional investors during the same quarter last year.

At the end of the first quarter, the Company’s consolidated net short-term assets (cash, deposits and marketable securities net of short-term bank credit) were NIS 147 million, compared to NIS 271 million at the end of the same quarter last year.

Long-term liabilities to banks and to holders of notes (including current maturities) were NIS 822 million at the end of the quarter, compared to NIS 803 million at the end of 2002. The ratio of loans and notes to total assets was 20.4% at the end of the quarter and at the end of 2002.

Shareholders’ equity at the end of the quarter was NIS 1.84 billion, compared to NIS 1.85 billion at the end of 2002. The ratio of shareholders’ equity to total assets was 45.7% at the end of the quarter, compared to 46.9% at the end of 2002.

IV

Directors’ Report for the Three Months Ended March 31, 2003

Super-Sol Ltd.

D.	Report on Exposure to Market Risks and Management Thereof

No material changes have occurred in the current period with respect to the exposure of the Company to market risks and management thereof (as stated in the guideline of the Securities Authority), as these were reported by the Company on March 17, 2003.

Monetary assets and liabilities analyzed by currency and linkage base:

	March 31, 2003
	Israeli currency		Foreign
	Non-linked	Linked to Israeli CPI	currency or linked thereto	Other	Total
	Adjusted NIS (millions)
Cash and cash equivalents	90	-	5	-	95
Marketable securities	31	28	-	-	59
Trade receivables, net	763	-	-	-	763
Other receivables	32	24	-	16	72
Long-term loans and funds,
including current maturities	-	18	-	4	22

	916	70	5	20	1,011

Bank credit	7	-	-	-	7
Trade payables	990	1	-	-	991
Other payables	334	4	-	-	338
Notes, including current maturities	-	411	-	-	411
Liabilities to banks and others,
including current maturities	-	411	-	-	411

	(1,331)	(827)	-	-	(2,158)

	(415)	(757)	5	20	(1,147)

E.	Resignation of CEO

On March 12, 2003 the Company’s Board of Directors resolved to appoint Mr. Chaim Elkan, who has served as an Executive Vice President and employee of the Company for sixteen years, also as Acting Chief Executive Officer of the Company until the appointment of a Chief Executive Officer (hereafter – “CEO”). The appointment is effective as of March 12, 2003, with the resignation of Mr. Amiaz Sagis, the CEO until that date.

F.	The Board of Directors

During the three months ended March 31, 2003, the Board of Directors held 4 meetings. The committees of the Board of Directors held additional meetings.

______________________________ Dalia Lev Chairperson of the Board of Directors May 14, 2003	_______________________________ Chaim Elkan Acting Chief Executive Officer

V

Super-Sol Ltd.

Interim Consolidated
Financial Statementsas
at March 31, 2003

Unaudited

Somekh Chaikin

Mail address PO Box 609 Tel Aviv 61006 Israel	Office address KPMG Millennium Tower 17 Ha'arba'a Street Tel Aviv 61070 Israel	Telephone: 972 3 684 8000 Fax: 972 3 684 8444

The Board of Directors of
Super-Sol Ltd.
Rishon Le-Zion

Dear Sirs,

Review of the Unaudited Interim Consolidated Financial Statements for the three month period ended on March 31, 2003

At your request we have reviewed the interim consolidated balance sheet of Super-Sol Ltd. and its subsidiaries as at March 31, 2003 and the related consolidated statement of income, the statement of changes in shareholders' equity and the consolidated statement of cash flows for the three month period then ended.

Our review was conducted in accordance with procedures established by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the above financial statements, reading the minutes of Shareholders' Meetings and meetings of the Board of Directors and its committees as well as making inquires of persons responsible for financial and accounting matters.

The data relating to the net asset value of the Company's investment in the affiliated company and to its equity in the operating results of the affiliated company, is based on interim financial statements which were reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an examination in accordance with generally accepted auditing standards, we do not express an opinion on the above financial statements.

In the course of our review, including the reading of the review report of other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

Yours truly,

Somekh Chaikin
Certified Public Accountants (Isr.)

May 14, 2003

Somekh Chaikin, a partnership registered under
the Israeli Partnership Ordinance, is a member of
KPMG International, a Swiss association

.

Consolidated Balance Sheets

Adjusted New Israeli Shekels as of March 2003	Super-Sol Ltd.

	March 31 2003	March 31 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions
Assets
Current assets
Cash and cash equivalents	95	276	68
Marketable securities	59	-	108
Trade receivables	763	944	709
Other receivables	72	61	70
Inventory	480	502	432

	1,469	1,783	1,387

Investments and loans
Affiliated company	1	17	3
Long-term loans and fund	22	22	21

	23	39	24

Fixed assets	2,446	2,523	2,433

Deferred costs and other assets	99	110	98

	4,037	4,455	3,942

Liabilities and shareholders' equity
Current liabilities
Bank credit	69	105	120
Current maturities in respect of notes	18	18	18
Trade payables	991	1,071	869
Other payables	338	475	296
Proposed dividend	-	-	72

	1,416	1,669	1,375

Long-term liabilities
Liabilities to banks and others	349	311	277
Liabilities in respect of notes	393	410	413
Liabilities for employee severance benefits	7	3	7
Deferred taxes	28	73	23

	777	797	720

Shareholders' equity	1,844	1,989	1,847

	4,037	4,455	3,942

______________________________ Dalia Lev Chairperson of the Board of Directors	______________________________ Chaim Elkan Acting CEO	______________________________ Itzik Zion Executive Vice President - Chief Financial Officer

Date of approval: May 14, 2003
The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Income

Adjusted New Israeli Shekels as of March 2003	Super-Sol Ltd.

	Three months ended		Year ended
	March 31 2003	March 31 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions (except per share data)
Revenues

Sales	1,576	1,770	6,763
Rentals and operation of shopping malls	13	19	61

	1,589	1,789	6,824

Costs and expenses

Cost of sales	1,192	1,297	4,959
Operating, selling, administrative and general	401	413	1,657

	1,593	1,710	6,616

Operating profit (loss)	(4)	79	208

Other income (expenses), net

Financial income (expenses), net	2	3	(7)
Other income (expenses), net	(1)	25	(167)

	1	28	(174)

Earnings (loss) before income tax	(3)	107	34

Income tax	(1)	42	25

Earnings (loss) after income tax	(2)	65	9

Company's equity in losses of
affiliated company, net	-	(8)	(22)

	(2)	57	(13)
Minority interest in
earnings of subsidiary	(1)	-	(1)

Net earnings (loss)	(3)	57	(14)

Earnings per share
(basic and diluted)

Earnings (loss) per NIS 0.1 par value	(0.02)	0.29	(0.07)

Earnings (loss) per NIS 1 par value	(0.16)	2.89	(0.70)

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Adjusted New Israeli Shekels as of March 2003	Super-Sol Ltd.

	Share capital	Capital reserves	Treasury shares	Retained earnings	Total
	NIS millions
Three months ended
March 31, 2003
(unaudited)

Balance at January 1, 2003	245	504	(87)	1,185	1,847
Net loss for the three
months ended March 31, 2003	-	-	-	(3)	(3)

Balance at March 31, 2003	245	504	(87)	1,182	1,844

Three months ended
March 31, 2002
(unaudited)

Balance at January 1, 2002	244	502	(87)	1,270	1,929
Exercise of stock options	1	-	-	-	1
Tax benefit in respect of
stock options exercised by
employees	-	1	-	-	1
Erosion of prior year
proposed dividend	-	-	-	1	1
Net earnings for the three
months ended March 31, 2002	-	-	-	57	57

Balance at March 31, 2002	245	503	(87)	1,328	1,989

Year ended December
31, 2002 (audited)

Balance at January 1, 2002	244	502	(87)	1,270	1,929
Exercise of stock options	1	1	-	-	2
Tax benefit in respect of
stock options exercised by
employees	-	1	-	-	1
Net loss for the year
ended December 31, 2002	-	-	-	(14)	(14)
Erosion of prior year
proposed dividend	-	-	-	1	1
Dividend proposed	-	-	-	(72)	(72)

Balance at December 31,
2002	245	504	(87)	1,185	1,847

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows

Adjusted New Israeli Shekels as of March 2003	Super-Sol Ltd.

	Three months ended		Year ended
	March 31 2003	March 31 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions
Cash flows from operating activities
Net earnings (loss)	(3)	57	(14)
Adjustments necessary to reflect cash flows
from operating activities (see Annex 1)	129	(68)	152

Net cash generated by (used in) operating activities	126	(11)	138

Cash flows from investing activities
Purchase of fixed assets	(73)	(88)	(308)
Investment in deferred costs and other assets	(9)	(7)	(24)
Purchase of marketable securities	(2)	-	(108)
Proceeds from sale of marketable securities	50	-	2
Proceeds from disposal of fixed assets	2	4	11
Long-term loan repaid	-	-	1
Proceeds from sale of investment in
proportionately consolidated company
(see Annex 2)	-	49	49
Proceeds from investment in capital notes and
loans to affiliated company, net	-	(1)	(3)

Net cash used in investing activities	(32)	(43)	(380)

Cash flows from financing activities
Exercise of stock options	-	-	1
Dividend paid	(72)	(102)	(102)
Proceeds from issue of notes
(net of issue expenses)	-	423	423
Repayment of notes	(18)	-	-
Receipt of long-term loans from banks and
others	120	3	3
Repayment of long-term loans from banks and
others	(79)	(36)	(76)
Short-term credit from banks, net	(18)	1	20

Net cash generated by (used in) financing
activities	(67)	289	269

Increase in cash and
cash equivalents	27	235	27

Balance of cash and cash equivalents at
the beginning of the period	68	41	41

Balance of cash and cash equivalents at
the end of the period	95	276	68

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows (cont’d)

Adjusted New Israeli Shekels as of March 2003	Super-Sol Ltd.

	Three months ended		Year ended
	March 31 2003	March 31 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions
Annex 1

Adjustments necessary to reflect cash
flows from operating activities

Income and expenses not
involving cash flows:
Depreciation of fixed assets and amortization of deferred
costs	53	52	212
Impairment of fixed assets and deferred costs
due to the initial implementation of Standard 15	-	-	185
Change in deferred taxes, net	3	4	(37)
Company's equity in losses of affiliated company, net	-	8	22
Minority interest in earnings of subsidiary	1	-	1
Increase (decrease) in liabilities for
employee severance benefits	-	(2)	2
Capital losses, net	-	-	1
Appreciation (erosion) of long-term liabilities	(4)	(3)	1
Appreciation and accrued interest, net
on long-term loans granted to others	-	1	4
Decrease (increase) in value of marketable securities	1	-	(3)
Capital gain on the sale of the investment in a
proportionately consolidated company	-	(26)	(26)

Changes in asset and liability items:
Increase in trade receivables	(54)	(320)	(85)
Decrease (increase) in other receivables	-	7	(11)
Decrease (increase) in inventory	(48)	(52)	18
Increase (decrease) in trade payables	135	63	(153)
Increase in other payables	42	200	21

	129	(68)	152

Annex 2

Proceeds from sale of the investment in
proportionately consolidated company

Working capital (excluding cash)	-	(3)	(3)
Fixed assets	-	103	103
Long-term liabilities	-	(77)	(77)
Capital gain on sale of investment	-	26	26

	-	49	49

Annex 3

Additional data relating to investing and
financing activities not involving cash flows

Investment in fixed assets	11	8	21

Increase in deferred costs	5	5	7

Receivables arising from sale of fixed assets	-	1	-

Dividend proposed	-	-	72

The accompanying notes are an integral part of these interim financial statements.

Notes to the Consolidated Financial Statements as at March 31, 2003 (Unaudited)

Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies

The main activity of Super-Sol Ltd. (the “Company”) is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

A.	Unaudited interim financial statements

1.	These interim financial statements are prepared in a condensed format in accordance with generally accepted accounting principles in Israel for interim financial statements.

2.	These financial statements are as at March 31, 2003 and for the three month period then ended. They should be read in conjunction with the annual audited financial statements of the Company as at December 31, 2002 and for the year then ended and their accompanying notes. Results of operations for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

3.	The main accounting policies were applied in the preparation of the interim financial statements in a manner consistent with the audited financial statements as at December 31, 2002.

B.	Adjusted financial statements

In accordance with opinions of the Institute of Certified Public Accountants in Israel, the Company presents its interim financial statements in NIS adjusted for changes in Israeli Consumer Price Index (the “Israeli CPI”). All figures in the interim financial statements are presented in adjusted New Israeli Shekels (“Adjusted NIS”) which have a constant purchasing power as of March 31, 2003.

Following are details of changes in the Israeli CPI and the exchange rate of the U.S. dollar for the reported quarters:

	CPI	Exchange rate of the U.S. dollar
	%	%
Three months ended March 31, 2003	0.78	(1.06)
Three months ended March 31, 2002	2.36	5.71
Year ended December 31, 2002	6.50	7.27

Note 2 — Post-Balance Sheet Event

On April 9, 2003, the Company received a request that was filed with the Tel Aviv District Court for recognition of, as a class action suit, a claim against the Blue Square, Kol-Bo Hatzi-Hinam, Club Market and the Company, for monetary compensation of NIS 320 million. In as much as it relates to the Company, the claim concerns the purchase of two delicatessen products by weight.
Based on an examination of the facts of the claim against the Company, the Company considers that there is a good chance the claim against the Company will be dismissed.

Notes to the Consolidated Financial Statements as at March 31, 2003 (Unaudited)

Super-Sol Ltd.

Note 3 — Recent Accounting Pronouncement

In July 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. According to this standard the adjustment of financial statements to the effect of the changes in the general purchasing power of the Israeli currency will be discontinued as of January 1, 2003.

In December 2002 the Israel Accounting Standards Board published Accounting Standard No. 17 according to which the implementation of the Standard No. 12 is deferred to January 1, 2004. Therefore the adjustment of the financial statements will be discontinued as of January 1, 2004 and until December 31, 2003 the Company will continue to prepare adjusted financial statements according to Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2003 will be the basis for the nominal financial reporting starting January 1, 2004. The implementation of Standard No. 12 could have a material effect on the reported business results of the Company. The extent of the effect depends on the rate of inflation, composition of assets and on the Company’s sources of financing.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. Dated: MAY 20, 2003